

Mail Stop 4720

April 15, 2011

Allan A. Muto
Chief Financial Officer
Essa Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania, 18360

> **Re:** **Essa Bancorp, Inc.**
> **Form 10-Q for Fiscal Quarter Ended**
> **December 31, 2010**
> **File No. 001-33384**

Dear Mr. Muto:

We have reviewed your response dated March 18, 2010 and have the following comments.

Form 10-Q as of December 31, 2010

Note 8 – Loans Receivable, Net and Allowance for Loan Losses, page 9

1. We note your response to comment 1 of our letter dated February 5, 2011, where you state, "Once a loan is deemed to be impaired, if we do not already have an appropriate independent valuation dated within the last 12 months, we will secure one." We also note your statement that once a loan is considered impaired, "we will order a new appraisal/evaluation immediately." Please reconcile these statements as it appears they conflict with one other.

2. We also note your statement that if the newly deemed impaired loan's collateral appraisal is not received in time to use in the current quarter, you will utilize the most recent appraisal in hand and then make an appropriate adjustment in the subsequent quarter. Please clarify whether you make any adjustments to the most recent appraisals in the current quarter (in order to estimate a fair value) or if you simply use the value of the most recent appraisal to determine fair value and wait until the subsequent quarter to make any adjustments based on the new appraisal. Clarify how the adjustment you are making is calculated.

3. As a related matter, we note your response to comment 3 of our letter dated February 5, 2011. Based on our review of your response, it appears that your

external appraisals are often dated 5-9 months after the impairment date or are dated 3-4 months before the impairment date. We also note that you applied a 20% to 25% discount on all of the appraised values in calculating the excess collateral value. Please see the following comments:

- Please tell us why you believe utilizing third party appraisals that are greater than three months are still relevant considering the rapidly changing economic environment. In order to mitigate the risk that the collateral value has not decreased since the most recent third party appraisal, please tell us the procedures you perform to monitor the loans, with appraisals greater than three months old, between the receipt of an original appraisal and the updated appraisal.
- Please tell us how you determined the discount percentage to apply to the various properties appraised values. Please explain why you sometimes applied a 20% discount and other times you applied a 25% discount. Please tell us why you believe these discounts are appropriate and why you do not believe a deeper or just different discount was necessary given the time lapse in between the date of the appraisal and the time the loan was impaired. Please provide us a comprehensive and detailed response explaining how you determined your methodology for applying appropriate discounts to your third party appraisals and why you believe this methodology is appropriate and in accordance with the accounting guidance. Please cite the necessary guidance from the Codification that supports your methodology.
- For property #919, we note that you conducted an in-house valuation using a cost approach on the four-unit apartment building. Please tell us why you did not obtain a third party appraisal for this property. Further, in comment 2 we asked that you discuss the situations in which you do not obtain external appraisals; yet this property was not discussed in your response. Please advise.

Note 12 - Fair Value Measurement, page 14

4. We note your response to comment 5 of our letter dated February 5, 2011, stating that you generally determine the fair value of a loan's collateral based upon external appraisals less an appropriate discount for reasonable selling expenses and possible price concessions to shorter your holding times, should the property be required to be repossessed. Please tell us if these discounts are considered significant adjustments. If so, please explain why you still believe the valuation represents a Level 2 fair value measurement. Please also tell us if there were any other significant adjustments made to the appraisals for the commercial impaired loans and if so, why you believe these loans utilize Level 2 inputs as opposed to Level 3 inputs.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant